500 Oracle Parkway Redwood Shores California 94065	phone 650.506.7000 oracle.com

June 4, 2010

VIA EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2009

Filed June 29, 2009

File No. 0-51788

Dear Ms. Blye:

This will respond to the comments and request for information set forth in your letter to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated March 17, 2010 (the “March 17 Letter”), regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2009. We understand that this is a standard inquiry made of many public companies by the SEC’s Office of Global Security Risk, created to assist in the fight against global terrorism. As requested, Oracle is responding to each inquiry with information from the date of our last response letter to the staff dated February 20, 2007 (the “Prior Response Letter”), through April 30, 2010 (the “Relevant Period”). We note that we have previously requested that you permit us to have additional time to respond to your comments and request for information.

Description of Contacts or Operations

You have asked Oracle to describe the nature and extent of our past, current and anticipated contacts with Cuba, Iran, Sudan and Syria and their materiality to Oracle.

Summary

In brief, Oracle does not have any business operations in Cuba, Iran, Sudan or Syria. In the Relevant Period, the Company is aware of ten (10) new software license

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

transactions involving Iranian, Sudanese and Syrian end users conducted by independent foreign entities involving their foreign-produced products commingled with a small percentage (ten percent or less) (“De Minimis”) of Oracle products. In these ten cases, the transactions were conducted in accordance with U.S. export regulations and Oracle’s own Global Trade Compliance program. With respect to these ten De Minimis export transactions, Oracle received a small amount of software license updates and product support revenues from these independent foreign entities and not directly from the end users. Oracle also received an immaterial amount of software license updates and product support revenues during the Relevant Period associated with transactions previously disclosed in the Prior Response Letter. For all of these transactions, Oracle obtained any necessary approvals from the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) or the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or no such approvals were required. We believe all such transactions, which totaled $3,639,607, are immaterial to Oracle and its stockholders.

Details of Contacts

Oracle (including its subsidiaries) does not maintain any offices, employees, agents or affiliates in Cuba, Iran, Sudan or Syria, and no such operations are anticipated.1 Oracle does not have any authorized resellers or distributors based in Cuba, Iran, Sudan or Syria, and none are anticipated. Oracle does have authorized distributors and resellers based in other countries of the Europe, Middle East, and Africa (“EMEA”) region, as well as customers throughout the EMEA region, who may themselves conduct business operations in Iran, Sudan and Syria. Oracle also has authorized distributors and resellers based in other countries of the Latin America (“LAD”) region, as well as customers throughout the LAD region and globally, who may themselves conduct business operations in Cuba. However, the terms of our standard Oracle PartnerNetwork Agreements and Distribution Agreements governing reseller and distributor relationships, and our standard License and Services Agreements for end users, provide clear notice that the export control laws of the United States apply to the Oracle software programs licensed and distributed and require compliance with such laws.

While the March 17 Letter notes a September 2009 news report regarding the Central Bank of Syria ordering Oracle software, we have reviewed our records and, to our knowledge, no such sales or orders exist involving this entity during the Relevant

[1]

The reference to phone numbers for sales, support and education contacts for Syria on our website at www.oracle.com/global/me/corporate/contact.html is a reference to phone numbers in Oracle’s Middle East Operations headquarters office in Dubai, United Arab Emirates.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Period. The March 17 Letter also mentions a July 2008 news report regarding the Dubai Islamic Bank adopting our software. We have reviewed our records and while this customer did order our software, to our knowledge it has only implemented the software in Dubai, United Arab Emirates and Pakistan, and we do not know nor have we been put on notice of our software being deployed by this customer in Cuba, Iran, Sudan or Syria.

During the Relevant Period, Oracle, from time to time, may have received sales inquiries regarding its software products or related services from or for end users in Cuba, Iran, Sudan or Syria. To the extent such inquiries were received by our various Oracle offices in the EMEA or LAD regions, they were subsequently directed to Oracle’s Office of Global Trade Compliance to ensure proper handling. Oracle’s Office of Global Trade Compliance has implemented an Export Management System designed to identify potential transactions that may be contrary to U.S. and other applicable export laws and regulations and apply export compliance due diligence to such potential transactions in an effort to ensure these types of activities are conducted in compliance with all applicable export laws and regulations and Oracle’s export compliance policies.

During the Relevant Period, Oracle itself did not conduct or assist with any business with or for any end user in Cuba. During the Relevant Period, Oracle received notice from independent foreign entities of five re-exports of a product which commingled Oracle software programs constituting ten percent (10%) or less of the independent foreign entity’s foreign-produced product (a “De Minimis re-export”) to five end users in Iran, four De Minimis re-exports of Oracle software programs to four end users in Sudan, and one De Minimis re-export of Oracle software programs to an end user in Syria, in each case as permitted under applicable De Minimis or other export license exemptions available under the Export Administration Regulations (“EAR”) administered by BIS and the general licenses of OFAC permitting De Minimis re-exports of U.S. content to Iran and Sudan (“De Minimis exceptions”). OFAC does not regulate exports to Syria except to blocked persons. As you are aware, foreign software incorporating U.S.-origin software and foreign technology commingled with or drawn from U.S.-origin technology is permitted for re-export to applicable countries following determination of eligibility and submission of a one-time report for technology commingling, as set forth in section 734.4 and Supplement 2 to part 734 of the EAR. As you are also aware, BIS is charged with determining in the licensing process that transactions under review will not contribute to terrorism or activities hostile to U.S. interests. OFAC follows BIS concepts in its De Minimis re-export general licenses, which require no application but require compliance with EAR requirements for such re-exports. The ten transactions referred to above were completed through authorized resellers or distributors (i.e., indirectly). The end users include private and quasi-governmental entities, although we note that Oracle’s

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

products are intended for use for enterprise business applications only, regardless of the nature of the end user. The information regarding the De Minimis exceptions was made available to Oracle as a courtesy from the independent foreign entities, and Oracle did not facilitate the transactions in any way.

The software license contract amounts associated with the five De Minimis transactions for the five end users in Iran were $60,894, and the associated first year support contract amounts were $10,882, for a total of $71,776. These orders and support contract amounts were not received from the end users in Iran, but from the independent foreign entities under their respective licenses from Oracle. The software license contracts for the four De Minimis transactions for the four end users in Sudan were $1,061,256, and the associated first year support contracts were $233,304, for a total contract value of $1,294,560. Again, these orders and support contract amounts were not received from the end users in Sudan, but from the independent foreign entities under their respective licenses from Oracle. The software license contract for the one De Minimis transaction for the single end user in Syria totaled $5,600, and the associated first year support contract was $1,064, for a total contract value of $6,664. Again, this order and the support contract amount were not received from the end user in Syria, but from the independent foreign entity under its license from Oracle.

Oracle did not have any direct contact with or provide any services directly to end users in Iran during the Relevant Period. During the Relevant Period, Oracle had limited contacts directly with certain end users in Syria and with one end user in Sudan. All of these end users were referenced in Oracle’s Prior Response Letter. As disclosed in the Prior Response Letter, the sales to such end users were conducted largely by resellers or distributors of Oracle products or were made by independent foreign entities involving their products commingled with a De Minimis amount of Oracle products. The services Oracle provided included responding to requests for additional information about our products, providing answers to questions about the proper use of our products, and providing technical assistance with product installations and configurations. For certain of these end users in Syria, Oracle received payments for these services directly from the end users, as permitted under U.S. law. With respect to the Sudanese end user, certain non-U.S. Oracle subsidiaries provided some assistance, as permitted by U.S. law, but no support services were provided to the end user by any Oracle entities in the U.S., and Oracle did not receive any payments directly from such end user. We have reviewed our contacts during the Relevant Period with these end users in Syria and Sudan and have concluded that they were conducted in accordance with U.S. export regulations and U.S. sanctions, and either any necessary approvals from BIS and OFAC were obtained or no such approvals were required. The amounts of the support contracts associated with (i)

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

the ten DeMinimis transactions identified above after the first year during the Relevant Period and (ii) any transactions referenced in our Prior Response Letter during the Relevant Period totaled $2,266,607. Substantially all of these support contract amounts were in this second category, i.e. for services associated with transactions that we disclosed in our Prior Response Letter.

Oracle does not anticipate conducting business with or for end users in Cuba. Oracle does not anticipate conducting business with or for end users in Iran or Sudan but cannot anticipate or control De Minimis re-export transactions by independent foreign entities. If Oracle were to learn of proposed export, re-export or use of Oracle products or services in these countries, our Office of Global Trade Compliance would process such cases in accordance with U.S. and applicable foreign and multilateral export compliance laws and regulations. The Company anticipates a low volume of software license and related support transactions with or for entities in Syria, in keeping with Oracle’s standard practice and in compliance with applicable U.S. export and sanctions laws and regulations.

The materiality of the above-described contacts is discussed below.

Materiality

You have asked Oracle to assess the materiality of any contacts with entities in Cuba, Iran, Sudan and Syria and whether those contacts constitute a material investment risk for our security holders.

The Company believes that a reasonable investor would be unlikely to consider Oracle to be doing business in Iran, Sudan or Syria based on the limited re-export of Oracle software products initiated by independent foreign sellers to end users in those countries under De Minimis exceptions in compliance with EAR and OFAC requirements. If this third-party commingling of De Minimis levels of Oracle software in foreign products were considered to constitute business done by Oracle, it would nonetheless not be considered material to Oracle stockholders from either a quantitative or qualitative perspective. Oracle also believes that the limited contacts we had with end users in Syria and Sudan would not be considered material to Oracle stockholders from either a quantitative or qualitative perspective. And as stated earlier, Oracle has not conducted any business transactions in Cuba.

As to the quantitative analysis, the amount of the contracts that we have entered into in connection with the described activities is not significant in comparison to the

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Company’s total revenues. The software license and first year support contract amounts received by Oracle for the Relevant Period from the independent foreign entities who sold their products to Iran, Sudan and Syria identified in this letter totaled $1,373,000. The amounts of the support contracts associated with these transactions after the first year during the Relevant Period and the amounts of the support contracts for any transactions referenced in our Prior Response Letter during the Relevant Period totaled $2,266,607. The grand total for all of these contract amounts (the “Referenced Transactions”) was $3,639,607.

As compared to Oracle’s total revenues of almost $73 billion for the combined second half of fiscal 2007 (“H2 2007”), fiscal 2008, fiscal 2009 and the first three quarters of fiscal 2010 (“Q1-Q3 2010”), the above described transactions represent 0.005 percent of total revenues for that period. For each relevant time period, the combined software license and support contract amounts from the Referenced Transactions are compared to total revenues for the same period, as follows:

Fiscal Year	Combined License and Support Service Contract Values from Referenced Transactions ($)	Oracle Total Revenues ($)
H2 2007	1,326,792	10,241,940,000
2008	504,108	22,430,161,000
2009	760,847	23,251,728,000
Q1-Q3 2010	1,047,860[2]	17,315,066,000

The contract values from the Referenced Transactions represent a miniscule fraction of Oracle’s total revenues such that they are not material from a quantitative perspective.

The qualitative analysis of the business activity described with respect to the Referenced Transactions also leads us to conclude that it is not material and would not be deemed such by a reasonable investor. First, Oracle complies with all applicable U.S. sanctions and export laws and regulations. The ten De Minimis re-export transactions referenced above which were conducted by independent foreign entities in Iran, Sudan

[2]	Combined license and support service contract amounts are from June 1, 2009 through April 30, 2010.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

and Syria were consistent with BIS De Minimis exceptions. In issuing such exceptions, the relevant U.S. authorities were responsible for making a determination that the exports do not present a high risk of use of this U.S. software for terrorist purposes. The contacts Oracle had with end users in Syria and Sudan were all in accordance with U.S. sanctions and export laws and regulations. Second, Oracle maintains an export control program and works closely with BIS and other U.S. government agencies to ensure that Oracle and its resellers, distributors and customers comply with U.S. and other applicable export control laws. Third, as a matter of standard global business practices, Oracle requires its resellers, distributors and customers to execute an agreement acknowledging that Oracle’s software programs are subject to U.S. and other applicable export control laws and requiring adherence to those laws in their re-exports. Fourth, although the Company does not detail the limited and immaterial business activity in Syria in its periodic public filings, as you noted in your March 17 Letter, it discloses contact information for customers or potential customers in Syria on its public website. Therefore, its lawful business activity with and for a small number of end users in Syria is a matter of public knowledge. To our knowledge, this publicly available information has not resulted in any negative impact to the Company’s reputation or share value. Fifth, Oracle did not facilitate the ten De Minimis re-export transactions with entities in Iran, Sudan and Syria, which were conducted by independent foreign entities. Sixth, there have been no stockholder initiatives submitted to us concerning contacts with countries identified as state sponsors of terrorism. Finally, the Company believes that other U.S. and foreign-based software companies, with product functionality and classifications similar to Oracle’s, conduct business related to Iran, Sudan and Syria. Accordingly, Oracle does not believe that investors will or should consider Oracle’s limited and lawful activity as detailed herein unusual.

Acknowledgments

In connection with the Company’s response to your comments, Oracle acknowledges the following:

Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

If you have any further questions, please contact me or Christopher Ing, Managing Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ Dorian Daley
Dorian Daley
Senior Vice President, General Counsel and Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Pradip Bhaumik, Special Counsel, Office of Global Security Risk, Division of Corporation Finance, SEC
Jeff Epstein, Executive Vice President and Chief Financial Officer, Oracle Corporation
William Corey West, Senior Vice President and Chief Accounting Officer, Oracle Corporation
Christopher Ing, Managing Counsel and Assistant Secretary, Oracle Corporation